Exhibit 1

AudioCodes Press Release

P R E S S  R E L E A S E

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Brett Maas, Managing Partner Hayden IR Tel: +1-646-536-7331 Brett@haydenir.com

AudioCodes Announces Royalty Buyout Agreement with the Israel National Authority for Technology and Innovation

Lod, Israel – November 25, 2019 - AudioCodes (NASDAQ: AUDC) Press Release

AudioCodes, a leading vendor of advanced voice networking and media processing solutions for the digital workplace, today announced that it has entered into a royalty buyout agreement (“Agreement”) with the Israel National Authority for Technology and Innovation (“IIA”).

AudioCodes Ltd. and its subsidiary, AudioCodes Development Ltd. (“AudioCodes”), participated in royalty-bearing research and development programs and had received grants from the IIA, under which AudioCodes paid royalties at the rate of 1.3%-5% on sales of products developed with funds provided by the IIA.

AudioCodes’ contingent net royalty liability to the IIA at the time of the Agreement was approximately $49 million (“Debt”) including interest to the date of the Agreement with different annual interest rates ranging up to 5%.

As part of the Agreement, AudioCodes agreed to pay approximately $32.2 million to the IIA (to settle the $49 million Debt in full) over 3 years starting 2019, in 3 annual installments. This expense will be included in the cost of revenues reported for the fourth quarter of 2019.

Upon making this payment, AudioCodes will eliminate all future royalty obligations related to its anticipated revenues and save the associated future interest payments in future years related to the Debt. In 2018, annual royalty expenses to the IIA were approximately $3 million. The elimination of future royalty payments following the Agreement, will have a positive impact on the reported gross margin starting in the first quarter of 2020.

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AudioCodes Press Release

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About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced voice networking and media processing solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2019 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice

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